Via EDGAR Submission

November 25, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Kristin Lochhead

Li Xiao

Nicholas O'Leary

Lauren Nguyen

Re:	Vine Hill Capital Investment Corp. II

Draft Registration Statement on Form S-1

Submitted September 16, 2025

CIK No. 0002086264

Dear Kristin Lochhead, Li Xiao, Nicholas O'Leary and Lauren Nguyen:

On behalf of Vine Hill Capital Investment Corp. II, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated November 24, 2025 (the “Comment Letter”), and the oral comment provided on November 25, 2025 (the “Oral Comment”) regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on September 16, 2025. For the Staff’s convenience, we have repeated below the Staff’s comment in the Comment Letter, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Registration Statement”), which reflects the Company’s response to the Staff’s comment and certain updated information. All page references in the response set forth below refer to page numbers in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted September 16, 2025

Cover Page

1.	Please expand your conflicts of interest disclosure in the paragraph under the dilution table to address the conflicts between the SPAC, the sponsor, its promoters and affiliates, on the one hand, and the public shareholders on the other. Refer to Item 1602(a)(5) of Regulation S-K.

Response:

The Company has revised the cover page of the Registration Statement in response to the Staff’s comment.

Additionally, in response to the Staff’s Oral Comment, the Company has revised the disclosure regarding the deferred underwriting commission in the risk factor appearing on page 46 of the Registration Statement.

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If you have any questions regarding this submission, please contact Jonathan Ko at (213) 683-6188.

Thank you for your time and attention.

Sincerely,

/s/ Jonathan Ko
Jonathan Ko
of PAUL HASTINGS LLP

cc:	Nicholas Petruska, Vine Hill Capital Investment Corp. II

Daniel Zlotnitsky, Vine Hill Capital Investment Corp. II

Alan Annex, Greenberg Traurig, LLP

Jason Simon, Greenberg Traurig, LLP